Ship Finance International Limited - Reclassification of balance sheet.

Ship Finance International Limited (NYSE: SFL, "Ship Finance" or the "Company"), a subsidiary of Frontline Ltd. (NYSE:FRO, "Frontline"), was incorporated in Bermuda in October 2003 for the purpose of acquiring certain of the shipping assets of Frontline. In the first quarter of 2004, Ship Finance acquired a fleet of 47 oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to Frontline for substantially most of their remaining lives. As each of the Company's vessels completes its original charter in place at January 1, 2004, the leases with Frontline, entered into on January 1, 2004, become effective for accounting purposes. The balance sheets included in our interim financial statements included in our earnings release for the quarter ended March 31, 2004 submitted to the U.S. S.E.C. on Form 6-K on June 2, 2004 and our earnings release for the six months ended June 30, 2004 submitted to the U.S. S.E.C. on Form 6-K on August 24, 2004 (the "Initial Interim Financial Statements") have been restated in connection with our accounting for these leases. In our interim financial statements for the six months ended June 30, 2004 included in our Registration Statement on Form F-1 submitted to the U.S. SEC on September 28, 2004 the Company has accounted for the difference between the net book value of the vessels, originally transferred to the Company by Frontline at January 1, 2004 at Frontline's historical carrying value, and the net investment in finance leases, as a deferred deemed equity contribution. The difference of $85.0 million is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent finance lease. The deferred deemed equity contribution is amortized as a credit to equity over the life of the new lease arrangement as lease payments are applied to the unamortized balance of the net investment in finance lease. In the six months ended June 30, 2004 the Company has accounted for $1.4 million of such deemed equity contributions. In the Initial Interim Financial Statements, the full amount of the $85.0 million difference between the net book value of the vessel and the net investment in finance leases was recognised immediately in equity.

The reclassification of the deferred deemed equity contribution described above has occurred following a review by the Company and its external auditors in connection with the filing of the Form F-1. The reclassification of the balance sheet has no impact on the past or future results of operations or cashflows of the Company. The initial equity contribution to the Company of $525.0 million is also unaffected by the reclassification.

September 30, 2004
Hamilton, Bermuda